UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-39925

TIAN RUIXIANG Holdings Ltd

Room 918, Jingding Building, Xicheng District, District, Beijing, Xicheng District, District, Beijing, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

This Amendment No.1 to  Form 6-K of TIAN RUIXIANG Holdings Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), amends (1) the Form 6-K of the Company furnished with the Securities and Exchange Commission (the “SEC”) on June 30, 2025 (the “6-K re UCare Acquisition”), and (2) the Form 6-K of the Company funished with the SEC on August 22, 2025 (the “6-K re Semiannual Report ”).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amendment re UCare Acquisition

This Amendment No. 1 to the 6-K amends the 6-K re UCare acquisition to include the following information and exhibits

Financial Statements in Connection with the UCare Acquisition

On June 30, 2025, TIAN RUIXIANG Holdings Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” or “TRX”), completed its previously announced acquisition of Ucare Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Target” or “Ucare”), pursuant to the share exchange agreement dated as of May 30, 2025, by and among the company, VitaCare Limited, a business company incorporated under the laws of the British Virgin Islands, entered into a with all shareholders of Ucare, and Mr. Wei Zhu serving as seller representative (the “Acquisition”).

The Target constitutes a “significant business” of which separate target financial statements and related pro forma financial statements of the Target are required under Rule 3-05 and Article 11 of Regulation S-X.

This Amendment No. 1 to Form 6-K includes the following financial statements: (1) the audited financial statements of the Target as of and for the years ended October 31, 2023 and 2024, the notes related thereto, and the Report of Independent Registered Public Accounting Firm, Enrome LLP, dated May 30, 2025, (2) the unaudited condensed financial statements of the Target as of April 30, 2025 and October 31, 2024 and for the six months ended April 30, 2024 and 2025, and the notes related thereto (3) the unaudited proforma condensed combined financial information of the Company and the Target as of and for the year ended October 31, 2024, and for the six months ended April 30, 2025, which are filed as Exhibit 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

The unaudited pro forma condensed combined income statement has been prepared for illustrative purposes only and does not purport to represent the actual results of operations of the Company. It is based on available measures and certain assumptions and is not necessarily indicative of the results that would have been achieved had the Acquisition occurred on the date indicated. In addition, the unaudited pro forma condensed combined income statement does not purport to project the future operating results of the Company. Future results may vary significantly from the results reflected because of various factors.

The foregoing description is qualified in its entirety by reference to the full text of the agreements filed as Exhibits 2.1, 10.1 and 10.2 to the Company’s Form 6-K dated May 30, 2025 and are incorporated in this Report by reference.

Amendment to the 6-K re Semiannual Report

This Amendmento No. 1 to the 6-K amends the 6-K re Semiannual Report to add the following section immediately below and the reference to “this Report on Form 6-K” contained in the section immediately below refers to the Form 6-K re Semiannual Report and the “exhibits hereto” refers to the exhibits to the Form 6-K re Semiannual Report.

Incorporation by Reference

This Report on Form 6-K and the exhibits hereto, including any amendment and report filed for the purpose of updating such document, are incorporated by reference into the Company’s Registration Statement on Form F-3 originally filed on January 20, 2023 (File No. 23542014), as amended, and Form S-8 (File No. 231108961), Form S-8 filed on December 3, 2021 (File No. 211470458), as amended by Post Effective Amendment No. 1 to Form S-8 filed on April 18, 2022 (File No. 22832364), in each case from the date on which this Report on Form 6-K is furnished to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by the Company under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibits hereto, including any amendment and report filed for the purpose of updating such document, are hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 originally filed on January 20, 2023 (File No. 23542014), as amended, and Form S-8 (File No. 231108961), Form S-8 filed on December 3, 2021 (File No. 211470458), as amended by Post Effective Amendment No. 1 to Form S-8 filed on April 18, 2022 (File No. 22832364), in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by the Company under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

EXHIBIT INDEX

Exhibit No.	Description
99.1

Audited financial statements of Ucare Inc. as of and for the years ended October 31, 2023 and 2024, the notes related thereto, and the Reprot of Independent Registered Public Accounting Firm, Enrome LLP, dated May 30, 2025.

99.2	Unaudited condensed financial statements of Ucare Inc. as of April 30, 2025 and October 31, 2024 and for the six months ended April 30, 2024 and 2025, and the notes related thereto
99.3	Unaudited pro forma condensed combined financial information of the Company and Ucare Inc. as of and for the year ended October 31, 2024, and for the six months ended April 30, 2025.
101	Interactive Data Files (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: August 29, 2025	By:	/s/Baohai Xu
	Name:	Baohai Xu
	Title:	Chief Executive Officer